UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 16, 2024

_____

In the Matter of

**JIUFUYUAN BIOTECHNOLOGY
COMPANY LIMITED**
Building 1, Luohanguo Town
Suqiao Industrial Park
Guilin Economic Development Zone
Suqiao Town, Yongfu County
Guilin, Guangxi, China 541805

**ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-275387

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JIUFUYUAN BIOTECHNOLOGY COMPANY LIMITED filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

JIUFUYUAN BIOTECHNOLOGY COMPANY LIMITED has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on September 16, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief